WAL★MART
MEXICO

FILE N°
82-4609

June 13, 2002

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington , D.C. 20549
U.S.A.

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the press release for April and May 2002 sales and reports on shares repurchase for May 2002 of Wal-Mart de Mexico, S.A. de C.V., which were published and delivered to the Mexican Stock Exchange.

Kindly acknowledge receipt of this letter as well as what is attached by stamping and returning the enclosed copy of this letter or by a fax message to the following number : 011-52-55-5328-3557.

Sincerely,

Jorge Portilla Fabian
Accounting Manager

dlw 6/19

The above-mentioned material is enclosed.

ADMINISTRATIVE OFFICES:

- CHIMALPOPOCA N° 65 1ER. PISO COL. OBRERA DEL. CUAUHTEMOC C.P. 06800 Tel. 5628-60-00
- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 Tel. 5328-35-00
- BLVD. AVILA CAMACHO # 647 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 Tel. 5395-10-88

WAL*MART
MEXICO

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS APRIL 2002 SALES

For immediate release:
Mexico City, May 9, 2002

Wal-Mart de Mexico, S.A de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of April 2002, sales were $7,507 million pesos, an amount that represents $579 million pesos more than the sales registered during the same month of the previous year and an 8.4% increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year, registered a decrease in real terms of 1.5%, compared to the same month of 2001.

	April		January - April	
	2002	2001	2002	2001
Total sales growth (%)	8.4	13.9	14.6	14.6
Comparable sales growth (%)	(1.5)	4.6	5.1	5.4

Considering the four week period from April 6 to May 3, 2002, that compares with the four week period ending May 4, 2001, as well as the seventeen week period form January 5 to May 3, 2002 and that compares with the seventeen week period that ended May 4, 2001, sales were as follows:

	4 weeks		17 weeks	
	2002	2001	2002	2001
Total sales growth (%)	11.6	14.5	15.7	15.6
Comparable sales growth (%)	1.3	5.1	6.0	6.2

If we consider the months of March and April together, in order to eliminate the effect of the Holly Week that this year was in March and last year in April, the combined total sales growth for both months would be 14.4% and 4.2% for comparable stores

Openings during the month of April:

1 Wal-Mart Supercenter in Cancun, Quintana Roo
1 Wal-Mart Supercenter in Leon, Guanajuato
1 Bodega in Tula, Hidalgo

Additionally, during May we have opened one restaurant in Mexico City.

Openings January-May 9, 2002:

FORMAT	# OF UNITS
Sam's Club	1
Wal-Mart Supercenter	5
Bodega	5
Restaurants	4
TOTAL	***15***

Company Description:
Wal-Mart de Mexico (WALMEX) is a Retail Sector company and its shares have been traded on the Mexican Stock Exchange since 1977. Nation-wide, Wal-Mart de Mexico operates 564 retail units, which include self-service stores, apparel department stores and restaurants distributed as shown:

SELF-SERVICE STORES: 267 UNITS

47	Sam's Club
66	Wal*Mart Supercenters
110	Bodega Stores
44	Superama Supermarkets

APPAREL DEPARTMENT STORES: 51 UNITS

RESTAURANTS: 246 UNITS, including 16 franchises

Web Pages:
www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

WAL*MART
MEXICO

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS MAY 2002 SALES

For immediate release:
Mexico City, June 7, 2002

Wal-Mart de Mexico, S.A de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of May 2002, sales were $8,232 million pesos, an amount that represents $1,151 million pesos more than the sales registered during the same month of the previous year and a 16.3% increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year, registered an increase in real terms of 5.5%, compared to the same month of 2001.

	May		January – May	
	2002	2001	2002	2001
Total sales growth (%)	16.3	15.5	15.0	14.8
Comparable sales growth (%)	5.5	6.0	5.2	5.5

Considering the four week period from May 4 to 31, 2002, that compares with the four week period ending June 1, 2001, as well as the 21 week period form January 5 to May 31, 2002 and that compares with the 21 week period that ended June 1, 2001, sales were as follows:

	4 weeks		21 weeks	
	2002	2001	2002	2001
Total sales growth (%)	14.3	15.9	15.4	15.7
Comparable sales growth (%)	3.7	6.5	5.6	6.3

Openings during the month of May:

1 Wal-Mart Supercenter in Puerto Vallarta, Jalisco
1 Wal-Mart Supercenter in Leon, Guanajuato
1 Sam's Club in Mexico City
1 Restaurant in Mexico City
1 Restaurant in Monterrey, Nuevo Leon
2 Restaurants in Leon Guanajuato

Expansion Program:

The Company continues with the expansion program that was announced at the Shareholders Meeting held on February 27, 2002. This program considers the opening of 67 units in an 18 month period (January 2002 to June 2003), including 5 Sam´s Clubs, 20 Wal-Mart Supercenters, 13 Bodegas, 3 Superamas, 2 Suburbia stores and 24 restaurants. The advances made as of today are as follows:

Openings January – June 7, 2002:

FORMAT	# OF UNITS
Sam's Club	2
Wal-Mart Supercenter	7
Bodega	5
Restaurants	7
TOTAL	***21***

Job Creation

The Company currently has 90,240 associates. In the period January – May 2002 we have generated more than 5.5 thousand jobs, and in the period January 2001 – May 2002 we have created more than 15 thousand.

Company Description:
Wal-Mart de Mexico (WALMEX) is a Retail Sector company and its shares have been traded on the Mexican Stock Exchange since 1977. Nation-wide, Wal-Mart de Mexico operates 570 retail units, which include self-service stores, apparel department stores and restaurants distributed as shown:

SELF-SERVICE STORES: 270 UNITS

48	Sam's Club
68	Wal*Mart Supercenters
110	Bodega Stores
44	Superama Supermarkets

APPAREL DEPARTMENT STORES: 51 UNITS

RESTAURANTS: 249 UNITS, including 16 franchises

Web Pages:
www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

REPORT OF PURCHASE AND ALLOCATION OF HELD SHARES

File No.
82-4609

May 3,2002

COMPANY NAME

WAL-MART DE MEXICO, S.A. DE C.V.

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE

WALMEX

AMOUNTS AUTHORIZED BY SHAREHOLDERS' MEETING

Concept	Date of Shareholders' meeting	Max. Amount of Capital Stock Susceptible to Lien (nominal)*	Reserve Amount (nominal)*	Retained Earnings as of Previous Year
Constitution	27/03/02	3,717,512,000	3,717,512,000	23,175,414,000

TRANSACTIONS BY SERIES

SERIES: C

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)*	Brokerage House	Balances	Treasury Stock	Number of Shares
03/05/02	BUY	3,700	SOCIAL	26.510000	98,087	ACCIV	Balance as of last report	-	583,630,321
03/05/02	BUY	94,000	SOCIAL	26.600000	2,500,400	ACCIV			
							Balance as of current report	97,700	583,532,621
								Balance as of last report	Balance as of current report
TOTAL		97,700			2,598,487		Capital stock balance	32,658,743,000	32,658,743,000

SERIES: V

Date of Transaction	Type of transaction	Number of shares	Charge to capital	Individual Share Price	Amount of the transaction(s)*	Brokerage House	Balances	Treasury Stock	Number of Shares
					-		Balance as of last report	-	3,909,124,724
							Balance as of current report	-	3,909,124,724
								Balance as of last report	Balance as of current report
TOTAL		-			-		Capital stock balance	-	-

MOVEMENTS

Balances	Accumulated Cost of Transactions (nominal)*	Accumulated Amount of Capital Stock Allocated (nominal)*	Accumulated Amount of Reserve Allocated (nominal)*	Premium/Deficit for Allocation of Shares (nominal)*
Balance as of last report	-	-	-	-
Balance as of current report	2,598,487	122,657	2,475,830	-

The nominal/theoretical share value is: 1.255445

Issuer's Comments

In the case of linked units and CPOs, the number of shares making up each series shall be indicated and the Treasurership balances in circulation shall correspond to the number of shares.

In all reports, the balance for each series and/or linked unit and/or CPO of operations carried out shall be integrated.